FORDING CANADIAN COAL TRUST

Annual and Special Meeting of Unitholders of
Fording Canadian Coal Trust
(the “Trust”)

May 2, 2006

REPORT OF VOTING RESULTS

(National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3))

Capitalized words used in this Report of Voting Results but not defined herein have the respective meanings ascribed thereto in the Management Information Circular of the Trust dated March 31, 2006.

The following matters were put to a vote by a show of hands at the annual and special meeting of unitholders of the Trust held on May 2, 2006, since less than 5% of the proxies received were voted against or were withheld from the motions (Also indicted are the percentage of votes for and against each motion that were voted by proxy.   Total units represented by proxy = 121,940,596 of the 146,990,973 Units that were issued and outstanding (83%)):

Outcome of Vote

1.

Election of the following nominees as trustees of

the Trust for the ensuing year or until their successors   are elected or appointed:

Dr. Lloyd I. Barber

Michael A. Grandin

Michael S. Parrett

Harry G. Schaefer

Peter Valentine

Robert J. Wright

John B. Zaozirny

Carried Units voted by Proxy (Average for all Trustees) For: 99.6% Withheld: 0.4%

2.

Approval of the election of the following nominees as directors of Fording (GP) ULC for the ensuing year or until their successors are elected or appointed:

Dawn L. Farrell

Michael A. Grandin

Donald R. Lindsay

Richard T. Mahler

Thomas J. O’Neil

Michael S. Parrett

Harry G. Schaefer

David A. Thompson

Carried Units voted by Proxy (Average for all Directors) For: 99.7% Withheld: 0.3%

3.

The appointment of PricewaterhouseCoopers LLP,

Chartered Accountants, as auditors of the Trust to

hold office until the next annual meeting of   unitholders and authorizing the Trustees to fix their   remuneration.

Carried Units voted by Proxy (average for all Trustees) For: 99.39% Withheld: 0.61%

4.

The passing of the Arrangement Resolution, authorizing the Trustees to organize the assets and liabilities of the Trust under a new trust that can qualify for the exception from the non-resident ownership restriction available to mutual fund trusts under the Income Tax Act (Canada) in certain circumstances.

Carried Units voted by Proxy For: 99.23% Against: 0.77%

5.

The passing of the Declaration Amendment Resolution authorizing an amendment to the declaration of Trust to modify indemnification provisions set forth in section 13.1 thereof, in order to provide the Trustees with the right to be advanced monies in connection with certain proceedings brought against them in their capacity as Trustees.

Carried Units voted by Proxy For: 99.12% Against: 0.88%

6.

The passing of the Rights Plan Resolution to comply with the terms of the current Unitholder rights plan which requires that such plan be reconfirmed by Unitholders after three years and authorizes the continued operation of the Unitholder Rights Plan for a further three years as well as certain amendments to such plan intended to reflect general developments in Canadian rights plans that have occurred since implementation of the Unitholder Rights Plan in 2003.

Carried Units voted by Proxy For: 96.61% Against: 3.39%

The following matter was put to a ballot vote at the annual and special meeting of unitholders of the Trust held May 2, 2006 (also indicated are the percentage of votes for and against each motion on said ballot:

1.

The passing of the Unit Plan Amendment Resolution in order to make certain amendments to the terms of the current phantom unit plan of the Trust, including to allow for payments from such plan in units of the Trust issued from treasury.

Carried For: 76.21% Against: 23.79%